Exhibit d(i)

CSR plc
Churchill House
Cambridge Business Park
Cowley Road
Cambridge, CB4 0WZ
United Kingdom

Tel: +44 (0)1223 692000
Fax: +44 (0)1223 692003
www.csr.com

J.P. Morgan Securities plc

25 Bank Street

London

E14 5JP

For the attention of: Rupert Sadler

29 October 2012

Dear Sirs

CSR PLC (the “Company”) – Tender Offer and Option Agreement

We refer to the circular, bearing the same date as this letter, sent by the Company to its shareholders (the “Tender Offer Document”) and the tender offer referred to therein (the “Tender Offer”).

We write to confirm the terms on which (a) the Company appoints J.P. Morgan Securities plc (which conducts its investment banking activities in the United Kingdom as J.P. Morgan Cazenove) (“JPMC”) to carry out the Tender Offer as principal; (b) the Company agrees to grant an option for JPMC to require the Company to purchase up to 52.7 million ordinary shares (including ordinary shares represented by ADSs) of £0.001 each in the capital of the Company (the “CSR Shares”); and (c) JPMC agrees to grant an option to the Company to require JPMC to sell to the Company the CSR Shares.

The Tender Offer is being made by JPMC outside the US and by JPMS (as defined below) in the US on the terms and subject to the conditions set out in the Tender Offer Document and, in the case of CSR Shares in certificated form, the Tender Form.

Terms used in this Letter shall, unless otherwise indicated, bear the same meanings as are attributed to them in the Tender Offer Document. For the purposes of this Letter, “Tendered Shares” means the CSR Shares which are validly tendered by the holders of CSR Shares (the “Shareholders”) and acquired by JPMC pursuant to the Tender Offer. All references to times are to times in London, UK unless otherwise stated.

1.	TENDER OFFER

The parties hereby agree that JPMC will carry out, as principal (not agent, nominee or trustee), the Tender Offer on the terms and subject to the conditions set out in the Tender Offer Document and in accordance with the terms of this Letter. JPMC undertakes that all CSR Shares which are validly tendered under the Tender Offer and which are to be acquired pursuant to, and on the terms of, the Tender Offer shall be acquired by JPMC and not by JPMS (as defined below) or any other affiliate of JPMC.

2.	GRANT OF OPTIONS

2.1	Subject to the Tender Offer becoming unconditional in all respects and not being terminated in accordance with this Letter and to JPMC being registered within CREST as the holder of the Tendered Shares: (a) the Company hereby grants to JPMC an option (the “Put Option”) to require the Company to purchase the Tendered Shares from JPMC; and (b) JPMC hereby grants to the Company an option (the “Call Option”) to require JPMC to sell the Tendered Shares to the Company, each on the terms of this Letter. In this Letter, the term “Option” refers to whichever of the Put Option and the Call Option has been exercised. If an Option is exercised, JPMC shall (acting as principal, not agent, nominee or trustee) sell the Tendered Shares to the Company, by way of a market purchase (within the meaning of section 693 of the Companies Act 2006) as an “on Exchange” trade in accordance with and subject to the rules of the London Stock Exchange, and with such title to the Tendered Shares as JPMC shall acquire pursuant to the Tender Offer in return for the payment by the Company on such purchase of an amount to be calculated in accordance with paragraph 2.7 below.

2.2	Subject to paragraph 2.3, notice to exercise the relevant Option may be given at any time following JPMC being registered within CREST as the holder of the Tendered Shares and during the period commencing at 7.00 a.m. on the Unconditional Date (as defined below) (or such other time or date as the Company and JPMC agree) and ending at either 12.00 noon on the Unconditional Date in respect of the Put Option or at 1.00 p.m. on the first Business Day following the Unconditional Date in respect of the Call Option (or such other time(s) or date(s) as the Company and JPMC agree) (the “Option Period” in respect of that Option) in respect of all (but not part only) of the Tendered Shares by JPMC to the Company by way of a written notice in the form set out in Schedule 1 of this Letter in respect of the exercise of the Put Option (the “Put Option Exercise Notice”) or by way of a written notice in the form set out in Schedule 2 of this Letter in respect of the exercise of the Call Option (the “Call Option Exercise Notice”).

2.3	Following service of a Put Option Exercise Notice or a Call Option Exercise Notice pursuant to paragraph 2.2 of this Letter (being an “Option Exercise Notice”), no further Option Exercise Notice may be served.

2.4	An Option Exercise Notice may only be given on the date on which, and following the time at which the results of the Tender Offer and the Strike Price are announced by or on behalf of the Company, at which time the Tender Offer shall become unconditional (the “Unconditional Date”). A Call Option Exercise Notice may only be given during the period commencing at 7.00 a.m. and ending at 1.00 p.m. on each day during the Option Period.

2.5	Completion of the sale and purchase of the Tendered Shares pursuant to the exercise of an Option (“Completion”) shall occur as soon as is reasonably practicable following exercise of the Option. As soon as is reasonably practicable following Completion, JPMC shall provide the Company with a trade confirmation in respect of the acquisition by the Company of the Tendered Shares from JPMC pursuant to the exercise of the Option.

2.6	By way of additional consideration for the Tendered Shares, the Company will pay any and all stamp duty or stamp duty reserve tax attributable to the acquisition of Tendered Shares by the Company on exercise of an Option and, provided there has been no breach of paragraph 8.5 of this Letter, any and all stamp duty or stamp duty reserve tax payable by JPMC as a result of JPMC’s acquisition of the Tendered Shares from Shareholders (excluding any stamp duty or stamp duty reserve tax arising under sections 67, 70, 93 or 96 of the Finance Act 1986 and any interest, penalties or other damages or charges attributable to any unreasonable delay in paying any stamp duty or stamp duty reserve tax).

2.7	Each Tendered Share purchased by the Company from JPMC on exercise of an Option shall be purchased at a price per Tendered Share equal to the Strike Price.

2.8	JPMC shall not sell or otherwise dispose of, grant any liens, restrictions or equitable interests or other encumbrance over, or make any claims to the detriment of the Company in relation to, any Tendered Shares, or agree to do any of the same, between acquiring them pursuant to valid tenders made in the Tender Offer and, where an Option Exercise Notice is served, Completion, or otherwise the expiry of the Option Period.

2.9	The Company shall ensure that it is in possession of cleared funds in such amount (which may be in US dollars and/or GB pounds sterling) agreed by JPMC and the Company as being equal to the maximum amount required to be paid under this Letter by the Company to JPMC at Completion in accordance with paragraph 2.1 (the “Required Amount”) and is able to direct such funds without requiring the consent or permission of any person or persons by 10.00 a.m. on 29 November 2012 (the “Funds Date”) (or such other time or date as the Company and JPMC agree). Not later than the Funds Date, the Company shall pay the Required Amount in cleared funds to the deposit accounts established by and opened with Citibank, N.A., London Branch (the “Bank”) in the name of the Company for the sole purpose of receiving and holding the Required Amount, the details of which are set out in the Escrow Agreement (as defined below) (the “Accounts”). Not later than the Funds Date (or such earlier time as the Bank may require), (i) the Company shall provide to the Bank a specimen signature in respect of each of Brett Gladden and Will Gardiner; and (ii) JPMC shall provide to the Bank a specimen signature in respect of each of Rupert Sadler and James Robinson.

2.10	The Company shall procure that immediately after the exercise of an Option a duly signed Payment Instruction (as defined in the agreement dated on or about the date hereof between the Company, JPMC and the Bank, in the form appended to this Letter (the “Escrow Agreement”)) shall be delivered to the Bank instructing the Bank to transfer such amount at Completion as is necessary to satisfy in full the Company’s payment obligations as provided in paragraph 2.1 (the “Liability”) in cleared funds from the Accounts to the account designated in the Option Exercise Notice and the Company undertakes to take such other action as is reasonably necessary to effect such payment and to procure that such payment is effected (in either case to the extent within the Company’s control) by not later than 1.00 p.m. on the Unconditional Date (where the Put Option has been exercised) or otherwise by not later than 2.00 p.m. on the day on which a Call Option Exercise Notice is served.

2.11	Under no circumstances shall JPMC be bound pursuant to the terms of this Letter or under the Tender Offer to acquire any Tendered Shares until JPMC has received: (i) confirmation, in a form satisfactory to JPMC, from the Bank that the Required Amount has been paid by the Company into the Accounts; and (ii) confirmation that the Escrow Agreement and the Tender Agency Agreement have been duly executed by the parties thereto in the forms appended to this Letter.

2.12	Following the time at which the announcement of the results of the Tender Offer is released, neither the Company nor JPMC shall have the right to rescind or otherwise terminate this Letter.

2.13	The Company shall procure that JPMorgan Chase Bank, N.A. as depositary (the “Depositary”) under the Deposit Agreement filed with the SEC as an exhibit to the Company’s registration statement on Form F-6 on 26 July 2011 between the Company, the Depositary and the ADS Holders from time to time (the “Depositary Agreement”) shall:

(a)	confirm to Equiniti Limited, its registrars (“Equiniti”), the number of CSR Shares represented by ADSs validly tendered under the Tender Offer by not later than 7.00 p.m. (NYC Time) on 28 November 2012 (the “Relevant CSR Shares”);

(b)	give the appropriate SWIFT instruction to the Depositary’s custodian to transfer the Relevant CSR Shares to an escrow balance by not later than 9.00 a.m. on 29 November 2012; and

(c)	procure that the Depositary’s custodian transfers the Relevant CSR Shares to an escrow balance of Equiniti in CREST by not later than 3.00 p.m. on 29 November 2012.

2.14	The Company shall procure that Equiniti:

(a)	confirm to JPMC the number of CSR Shares that have been validly tendered under the Tender Offer (including, without limitation, calculating the total number of CSR Shares represented by holders of ADSs that have been validly tendered following such rounding or other scaling as is necessary to ensure that no fraction of an ADS is tendered) by no later than 9.00 p.m. on the day before the intended Unconditional Date;

(b)	dematerialise any certificated Tendered Shares that are not dematerialised as soon as is reasonably practicable following the announcement of the results of the Tender Offer and prior to the acquisition by JPMC of such Tendered Shares; and

(c)	transfer the Tendered Shares acquired by JPMC on a delivery versus payment basis as soon as is reasonably practicable following such acquisition of Tendered Shares by JPMC such that JPMC is registered within CREST as the holder of those Tendered Shares.

2.15	JPMC hereby assigns to the Company, with effect from Completion, all such benefit as it may have, immediately prior to Completion, in any covenants, representations and warranties relating to title and encumbrances in respect of the Tendered Shares, and the Tendered Shares shall be sold at Completion with all such right, interest and title as JPMC may have acquired in those Tendered Shares pursuant to the Tender Offer.

3.	CONSENT TO USE US BROKER-DEALER AFFILIATE

The Company hereby consents to JPMC’s use of its US affiliate, J.P. Morgan Securities LLC (“JPMS”), as US broker-dealer in connection with the Tender Offer as made to all holders of ADSs and to holders of CSR Shares in the United States (the “US Offer”). JPMC agrees to procure that JPMS shall act as US broker-dealer in connection with the US Offer on behalf of JPMC as purchaser and no relationship between the Company and JPMS shall be deemed to be created as a result of such procurement. The Company agrees that JPMS will have no responsibility with respect to the Tender Offer as made to holders outside of the United States or to purchase any CSR Shares itself. JPMC shall be responsible for any breach of this Letter by JPMC which arises from any act or omission of JPMS.

4.	TENDER OFFER MATERIALS

The Company agrees to furnish JPMC with as many copies as it may reasonably request of the Tender Offer Document, Tender Forms, Letter of Transmittal and Schedule TO, any amendments or supplements thereto, and any other documents, materials, or filings whatsoever relating to the Tender Offer (collectively, as amended or supplemented from time to time, the “Tender Offer Materials”) to be used by the Company in connection with the Tender Offer, whether in the US or outside the US. The Company agrees that, prior to using the Tender Offer Materials, it will submit copies of such materials to JPMC (which will forward copies of such materials to JPMS to the extent that it deems necessary) and will give reasonable consideration to JPMC’s and/or JPMS’s comments, if any, thereon. In the event that, in breach of its obligations pursuant to the preceding sentence, the Company uses or permits the use of, any Tender Offer Materials (i) which have not been submitted to JPMC for comments, or (ii) which have been so submitted and with respect to which JPMC and JPMS have made comments (acting in good faith), but which comments have not resulted in a response reasonably satisfactory to JPMC to reflect JPMC’s or JPMS’s comments, then JPMC and JPMS shall be entitled to withdraw from their role in connection with the Tender Offer and the US Offer, respectively, without any liability or penalty to JPMC or to any other person and without loss of any right to the payment of all expenses payable hereunder which have accrued to the date of such withdrawal.

5.	RIGHTS OVER THE REQUIRED AMOUNT

5.1	Without prejudice to the terms of the Payment Instruction, JPMC agrees that unless and until the funds are transferred pursuant to paragraph 2.10 above, the Company is entitled to the full beneficial interest in the credit balance of the Accounts.

5.2	From the Funds Date until Completion, the Company shall and shall procure that the Bank shall:

(a)	not create or have outstanding any security interest over all or any part of its interest in the Accounts;

(b)	not transfer, assign or otherwise dispose of all or any part of the Company’s interest in the Accounts;

(c)	not withdraw any of the Company’s monies from the Accounts without the prior written consent of JPMC; and

(d)	following the exercise of an Option, promptly do whatever JPMC requires (acting in good faith) to facilitate the exercise of any rights in respect of the Required Amount held in the Accounts which JPMC then has under this Letter provided that nothing in this Letter shall require any payment to be made by the Company to JPMC prior to Completion.

5.3	The Liability shall not be affected in any way by:

(a)	any time, indulgence, concession or waiver (other than in writing) given to the Company or any other person, whether by JPMC or any other person; or

(b)	the winding-up or liquidation of the Company or any other person, or any step being taken for any such winding-up or liquidation.

5.4	If any attorney appointed by JPMC or the Company in connection the Tender Offer fails to exercise or delays exercising any right under this Letter that failure or delay will not operate as a waiver of that right. Any single or partial exercise of any right will not preclude any other or further exercise of that right or the exercise of any other right.

5.5	If, after satisfaction of the Liability in full, there is an outstanding balance in the Accounts, such balance shall be released to the Company, and JPMC undertakes to provide any consents that may be requested by the Company (acting reasonably) to effect such release, including any instructions that may be required under the Escrow Agreement.

5.6	If this Letter is terminated in accordance with paragraph 7 below and the terms and conditions of the Tender Offer as set out in the Tender Offer Document, any amounts outstanding in the Accounts shall be released to the Company, and JPMC undertakes to provide any instructions that may be requested by the Company (acting in good faith) to effect such release, including any instructions that may be required under the Escrow Agreement.

6.	FEES AND EXPENSES

Without prejudice to the terms of the engagement letter between J.P. Morgan Limited and the Company dated 16 July 2012 (the “Engagement Letter”), the Company agrees to pay (i) all fees and expenses relating to the preparation, printing, posting and publishing of the Tender Offer Materials, and (ii) all other fees and expenses in connection with the Tender Offer (other than those of JPMC and JPMS) including those of any registrar, depositary, soliciting agent, receiving agent, information agent or other person rendering services to the Company or holders of ADSs in connection therewith.

7.	TERMINATION NOTICE OR NOTICE TO PROCEED

7.1	If at the time immediately prior to the Unconditional Time, the directors of the Company reasonably believe that:

(a)	all of the conditions under the Tender Offer Document have been satisfied or all of such conditions have been satisfied other than the condition in paragraph 2.1(c) of Part IV of the Tender Offer Document but that the Company intends to waive that condition; or

(b)	all of the conditions under the Tender Offer Document have not been satisfied or all of such conditions have been satisfied other than the condition in paragraph 2.1(c) of Part IV of the Tender Offer Document but that the Company intends not to waive that condition and accordingly does not wish JPMC to proceed with the Tender Offer, it shall give JPMC written notice in the appropriate form attached as Schedule 3 and amended accordingly. On receipt of such notice JPMC shall (i) (subject to paragraph 7.2 below) if the notice is in the terms set out in (a) above, proceed with the Tender Offer; or (ii) if the notice is in the terms set out in (b) above, terminate the Tender Offer in accordance with paragraph 2 of Part IV of the Tender Offer Document.

7.2	If at the time immediately prior to the Unconditional Time, whether or not the Company has served a notice of the type referred to in paragraph 7.1(a) above, JPMC believes, acting in good faith, that the condition set out in paragraph 2.1(d) of Part IV of the Tender Offer Document has not been satisfied, it shall give the Company written notice if JPMC intends not to waive such condition. In the absence of such notification, the Company shall be entitled to assume that such condition has been satisfied. Following service by JPMC of a notice pursuant to this paragraph 7.2, JPMC shall terminate the Tender Offer.

8.	WARRANTIES AND UNDERTAKINGS

8.1	The Company warrants and undertakes to JPMC that:

(a)	the Company is duly incorporated and validly existing under the laws of England and Wales;

(b)	all consents and approvals required by the Company to implement the Tender Offer, the purchase of CSR Shares pursuant to the Tender Offer and all other actions contemplated by the Tender Offer Materials have been obtained or will be obtained prior to the Unconditional Date;

(c)	each of the Engagement Letter, the Escrow Agreement, the Tender Agency Agreement and this Letter has been duly authorised, executed, and delivered by the Company and is a valid and binding agreement of the Company, enforceable in accordance with its terms and subject to its conditions;

(d)	when the written notice from the Company referred to in paragraph 7 above is delivered pursuant to the terms of this Letter, it will have been duly authorised, executed and delivered by the Company and will be a valid and binding agreement of the Company, enforceable in accordance with its terms and subject to its conditions;

(e)	the Deposit Agreement remains in full force and effect and no notice has been served thereunder to terminate the same;

(f)	the Company will have, on the Unconditional Date, sufficient distributable reserves to satisfy the purchase in full by it of the Tendered Shares pursuant to this Letter;

(g)	the Tender Offer Materials, as amended or supplemented from time to time, do not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading;

(h)	the purchase of CSR Shares pursuant to the Tender Offer, and the execution and delivery of this Letter and the consummation of the transactions contemplated by this Letter and the Tender Offer Materials will each comply in all material respects with all applicable requirements of law, including any applicable regulation of any governmental agency, authority, or instrumentality, and no material consent, authorisation, approval, order, exemption, or other action of, or filing with, any governmental agency, authority or instrumentality of the United Kingdom or any jurisdiction therein, the United States or any jurisdiction therein or any other jurisdiction is required in connection with the Tender Offer or the consummation by the Company of the transactions contemplated herein or in the Tender Offer Materials other than, any such filings that have been made and remain effective and, following Completion, such appropriate filings as are required to be made with H.M. Revenue & Customs, the Financial Services Authority, Companies House and the U.S. Securities and Exchange Commission or under U.S. State Securities or “Blue Sky” laws;

(i)

the Tender Offer, the purchase of CSR Shares pursuant to the Tender Offer, and the execution and delivery of, and the consummation of the transactions contemplated by, this Letter and the Tender Offer Materials will not (i) conflict with, result in a breach of, or constitute a default under, or result in the imposition of any material lien, charge or encumbrance upon any assets of the Company pursuant to, the articles of association of the Company (or other similar instruments governing their activities), or any material loan or credit agreement, indenture, mortgage, note or other agreement or instrument (including, without limitation, the Depositary Agreement) affecting the Company or to which the

Company or any of its subsidiaries is a party or by which any of them or any of their respective properties or assets is or may be bound, or (ii) violate any material order, judgment or decree of any court or government agency, authority or instrumentality of the United Kingdom or any jurisdiction therein, the United States or any jurisdiction therein or any other relevant jurisdiction;

(j)	the Company has no knowledge of any material fact or information concerning the Company or any of its subsidiaries, or the operations, assets, condition, financial or otherwise, or prospects of the Company or any of its subsidiaries, which is required by applicable law or regulation to be made generally available to the public and which has not been, or is not being, or will not prior to the Unconditional Date be, made generally available to the public through the Tender Offer Materials or otherwise;

(k)	in connection with the US Offer, the Company has complied, and will continue to comply, in all material respects with the applicable sections of the US Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the applicable rules and regulations thereunder, including, without limitation, to the extent applicable, Sections 10, 13 and 14 of the Exchange Act, Rules 10b-5 and 13e-4 and Regulation 14E thereunder; and

(l)	the Tender Offer is eligible for the Tier II relief provided by Rule 13e-4(i) under the Exchange Act.

The warranties and undertakings in this paragraph 8.1 shall be deemed repeated immediately prior to Completion.

8.2	The Company undertakes that it will advise JPMC promptly of:

(a)	the occurrence of any event which would cause the Company not to proceed with the Tender Offer;

(b)	any proposal or requirement to make, amend, or supplement any Tender Offer Materials;

(c)	the issuance of any comment or order or the taking of any other action by any regulatory authority (including, without limitation, the SEC) concerning the Tender Offer (and, if in writing, will furnish JPMC a copy thereof); and

(d)	any other information relating to the Tender Offer which JPMC may from time to time reasonably request.

8.3	The Company undertakes to JPMC that:

(a)	the Company will comply with its obligations under the Escrow Agreement, the Tender Agency Agreement and the Depositary Agreement;

(b)	the Company will not amend, terminate or vary the Escrow Agreement (or any notice, letter or document referred to therein) in any respect, or give any waiver in respect of any obligation of the Bank under the Escrow Agreement or grant any time for performance or completion of any such obligation, in each case without the prior written consent of JPMC;

(c)	the Company will not amend, terminate or vary the Tender Agency Agreement (or any notice, letter or document referred to therein) in any respect, or give any waiver in respect of any obligation of the Exchange Agent under the Tender Agency Agreement or grant any time for performance or completion of any such obligation, in each case without the prior written consent of JPMC; and

(d)	the Company will not amend, terminate or vary the Depositary Agreement (or any notice, letter or document referred to therein) in any respect, or give any waiver in respect of any obligation of the Depositary or holders of ADSs under the Deposit Agreement or grant any time for performance or completion of any such obligation or enter into any other agreement with the Depositary in any such case that is or may be material to the Tender Offer, in each case without the prior written consent of JPMC.

8.4	The Company undertakes to JPMC that on the Unconditional Date, but prior to the purchase of the Tendered Shares, it will have delivered to JPMC and JPMS opinions of Wilson Sonsini Goodrich & Rosati as to matters of US law in the form agreed between JPMC and the Company and initialled by or on behalf of JPMC and the Company for identification purposes.

8.5	JPMC warrants and undertakes that:

(a)	at the time of its purchase of the Tendered Shares under the Tender Offer, JPMC is (i) a member of a regulated market on which securities of the same kind as the CSR Shares are regularly traded and (ii) an intermediary and recognised as such by that market in accordance with arrangements approved by the Commissioners for Her Majesty’s Revenue and Customs for the purposes of sections 80A and 88A of the Finance Act 1986 provided that there shall be no breach of this paragraph 8.5 if JPMC ceases to be recognised as an intermediary by that market as a result of a change in law. JPMC undertakes to inform the Company if it does not meet the conditions in this paragraph 8.5 for whatever reason at any time prior to the announcement of the results of the Tender Offer. Any term used in this paragraph 8.5 shall be interpreted in accordance with the meaning which such term bears in section 88A of the Finance Act 1986;

(b)	all consents and approvals by it to implement the Tender Offer, the acquisition of the Tendered Shares pursuant to the Tender Offer and the sale of such Tendered Shares to the Company on the terms of this letter have been obtained or will be obtained prior to the Unconditional Date; and

(c)	each of the Escrow Agreement, the Tender Agency Agreement and this Letter has been duly authorised, executed and delivered by JPMC and is a valid and binding agreement of JPMC, enforceable in accordance with its terms and subject to its conditions.

9.	RELATIONSHIP BETWEEN JPMC AND THE COMPANY

This Letter shall not create a relationship of agency, fiduciary or advisory between JPMC or JPMS and the Company and neither JPMC nor JPMS shall hold itself out to any vendor of Tendered Shares or to any other person as being the agent of the Company. The Company and JPMC confirm that in JPMC acquiring Tendered Shares pursuant to valid and successful tenders made in the Tender Offer and in selling Tendered Shares to the Company on exercise of the Option, JPMC is and will be, in each case, acting as principal (and not as agent, nominee or trustee).

10.	NOTICES

10.1	Any notice or other document to be given to the Company under this Letter shall be in writing and shall be deemed duly given if left at, or sent by (i) hand or same day courier; or (ii) email (with a hard copy to follow by first class post) to, the following address:

Name:	CSR PLC

Address:	Churchill House, Cambridge Business Park, Cowley Road, Cambridge CB4 OWZ

Marked for the attention of:	The Company Secretary

Email:	brett.gladden@csr.com

With a copy to:	Slaughter and May, One Bunhill Row, London EC1Y 8YY

Marked for the attention of:	William Underhill

Email copy:	william.underhill@slaughterandmay.com

or to such other address as the Company may by notice to JPMC expressly substitute therefor.

10.2	Any notice or other document to be given to JPMC under this Letter shall be in writing and shall be deemed duly given if left at, or sent by (i) hand or same day courier or (ii) email (with a hard copy to follow by first class post) to, the following address:

Name:	J.P. Morgan Cazenove

Address:	25 Bank Street, London E14 5JP

Marked for the attention of:	Rupert Sadler and James Robinson

Email:	rupert.sadler@jpmorgancazenove.com james.robinson@jpmorgancazenove.com

With a copy to:	Ashurst LLP, Broadwalk House, 5 Appold Street, London, EC2A 2HA

Marked for the attention of:	Nick Bryans

Email copy:	nick.bryans@ashurst.com

or to such other address as JPMC may by notice to the Company expressly substitute therefor.

10.3	Any notice or other document to be given to either party under this Letter shall be deemed to have been given, in the case of delivery by hand or same day courier, on the date of such delivery and, in the case of delivery by email, when sent (provided the sender does not within one hour of sending receive a message stating that the email was undeliverable).

10.4	In proving the giving of a notice it shall be sufficient to prove that the notice was left or that the envelope containing such notice was properly addressed and couriered or that the email was properly addressed and despatched (as the case may be).

11.	MISCELLANEOUS

11.1	Save as expressly provided in this Letter, no party may terminate or rescind this Letter for any reason whatsoever.

11.2	Save for affiliates of JPMC (meaning any person controlling, controlled by or under common control with JPMC), including, without limitation, JPMS, who have been afforded a benefit under this Letter, a person who is not a party to this Letter has no rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Letter.

11.3	Time shall be of the essence in this Letter for performance by the Company and JPMC of their respective obligations.

11.4	All representations, warranties and undertakings contained in this Letter shall remain in full force and effect notwithstanding completion of the sale and purchase of the Tendered Shares pursuant to this Letter.

11.5	This Letter shall remain in full force and effect (including, without limitation, the provisions relating to the payment of fees in paragraph 6) but so that, to the extent that there is a conflict between the relevant terms of the Engagement Letter and this Letter, the terms of this Letter shall prevail.

11.6	This Letter may be varied only by a document duly executed by each of the Company and JPMC.

11.7	No breach of any provision of this Letter shall be waived or discharged except with the express written consent of each of the Company and JPMC, PROVIDED THAT a breach of any provision which is included in this Letter exclusively for the benefit of the Company may, if the Company so determines (in its absolute and unfettered discretion), be waived or discharged unilaterally by the Company and PROVIDED THAT a breach of any provision which is included in this Letter exclusively for the benefit of JPMC or JPMS may, if JPMC so determines (in its absolute and unfettered discretion), be waived or discharged unilaterally by JPMC. No failure or delay by the Company or JPMC to exercise any of its rights under this Letter shall operate as a waiver thereof and no single or partial exercise of any such right shall prevent any other or further exercise of that or any other right.

11.8	The rights and remedies provided in this Letter are cumulative and not exclusive of any other rights or remedies (whether provided by law or otherwise). Where there is any ambiguity or conflict between the rights conferred by law and those conferred by or pursuant to the terms of this Letter, this Letter shall prevail.

11.9	This Letter may be executed in any number of counterparts which together shall constitute one document. The Company or JPMC may enter into this Letter by executing a counterpart and this Letter shall not take effect until it has been executed by the Company and JPMC. Delivery of an executed signature page of a counterpart by facsimile transmission or in Adobe™ Portable Document Format (PDF) sent by electronic mail, together with a complete copy of the relevant counterpart (which may, itself be unsigned), shall take effect as delivery of an executed counterpart of this Letter. If either method is adopted, without prejudice to the validity of such Letter, each of the Company and JPMC shall provide the other with the original of such page counterpart as soon as reasonably practicable thereafter.

11.10	This Letter and any disputes, contrary proceedings, claims or non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with English law. The parties irrevocably submit to the exclusive jurisdiction of the courts of England and Wales. However, each of JPMC and JPMS shall retain the right to join or counterclaim against the Company in any proceeding to which JPMC, JPMS or one of its Indemnified Persons (as such term is defined in the Engagement Letter) is or will be enjoined or made a party in any other court in any other jurisdiction relating to the Tender Offer, the Tender Offer Materials or the CSR Shares (including, without prejudice to the generality of the foregoing, the making of the Tender Offer or the tender and purchase of the CSR Shares), including, without prejudice to the generality of the foregoing, in any court of competent jurisdiction in the United States.

Please indicate your acceptance and agreement to the terms of this Letter by signing and returning the enclosed duplicate of this Letter.

Signed by for and on behalf of CSR PLC	) ) )
	)	/s/ Brett N. Gladden

We accept and agree to the terms set out above.

Signed by for and on behalf of J.P. Morgan Securities plc	) ) )
	)	/s/

SCHEDULE 1

From:	J.P. Morgan Securities plc
25 Bank Street
London
EC14 5JP

To:	CSR PLC
Churchill House
Cambridge Business Park
Cowley Road
Cambridge CB4 OWZ
For the attention of: The Company Secretary

Dear Sirs

OPTION AGREEMENT – PUT OPTION EXERCISE NOTICE

We refer to the letter of agreement dated 29 October 2012 between yourselves and ourselves (the “Option Agreement”), to the Escrow Agreement (as defined in the Option Agreement) and to the notice from yourselves to ourselves given pursuant to paragraph 7 of the Option Agreement (the “Paragraph 7 Letter”). Terms used in this letter shall have the same meanings as are attributed to them in the Option Agreement unless the context otherwise requires.

You have informed us that in your reasonable opinion, all of the conditions to the Tender Offer have been satisfied or, where applicable, waived. In reliance on that statement and the statements, representations and warranties set out in the Paragraph 7 Letter, we hereby exercise the Put Option in respect of all of the Tendered Shares.

We hereby request that you give a Payment Instruction (as defined in the Escrow Agreement) to the Bank in accordance with the terms of the Escrow Agreement to transfer the sum of £[—] to the account of JPMC noted below.

J.P Morgan Chase Bank, London

Sort Code 60-92-42

Account Number 40471001

Account Name J.P. Morgan Securities plc

IBAN GB74CHAS60924240471001

Yours faithfully

[Name and title]
For and on behalf of J.P. Morgan Securities plc

SCHEDULE 2

From:	CSR
Churchill House
Cambridge Business Park
Cowley Road
Cambridge CB4 OWZ
For the attention of: The Company Secretary

To:	J.P. Morgan Securities plc
25 Bank Street
London
E15 5JP

Dear Sirs

OPTION AGREEMENT – CALL OPTION EXERCISE NOTICE

We refer to the letter of agreement dated 29 October 2012 between yourselves and ourselves (the “Option Agreement”), to the Escrow Agreement (as defined in the Option Agreement) and to the notice from ourselves to yourselves given pursuant to paragraph 7 of the Option Agreement. Terms used in this letter shall have the same meanings as are attributed to them in the Option Agreement unless the context otherwise requires.

We have informed you that in our reasonable opinion, all of the conditions to the Tender Offer have been satisfied or, where applicable, waived. We hereby exercise the Call Option in respect of all of the Tendered Shares.

We hereby request that you give a Payment Instruction (as defined in the Escrow Agreement) to the Bank in accordance with the terms of the Escrow Agreement to transfer the sum of £[—] to the account of JPMC noted below.

J.P Morgan Chase Bank, London

Sort Code 60-92-42

Account Number 40471001

Account Name J.P. Morgan Securities plc

IBAN GB74CHAS60924240471001

Yours faithfully

[Name and title]
For and on behalf of CSR PLC

SCHEDULE 3

From:	CSR PLC
Churchill House
Cambridge Business Park
Cowley Road
Cambridge CB4 OWZ

To:	J.P. Morgan Securities plc
25 Bank Street
London
E14 5JP
For the attention of: Rupert Sadler – Managing Director

Dear Sirs

OPTION AGREEMENT – [TERMINATION NOTICE] [NOTICE TO PROCEED]

We refer to the option agreement (the “Option Agreement”) dated 29 October 2012 between CSR PLC (the “Company”) and J.P. Morgan Securities plc (which conducts its UK investment banking activities as J.P. Morgan Cazenove) (“JPMC”) and to the circular dated 29 October 2012 sent by the Company to its Shareholders (the “Tender Offer Document”). Terms used in this letter shall bear the same meanings as are attributed to them in the Option Agreement.

[Delete as appropriate]

EITHER:

We confirm that, in the reasonable opinion of the Directors of the Company, all of the conditions to the Tender Offer have been satisfied or that all of the conditions to the Tender Offer have been satisfied, save for the condition set out in paragraph 2.1(c) of Part IV of the Tender Offer Document but we wish to waive that condition, and accordingly we wish JPMC to proceed with the implementation of the Tender Offer.

Further, the Company represents and warrants as at the date hereof that:

(a)	the Company is duly incorporated and validly existing under the laws of England and Wales;

(b)	all consents and approvals required by it to implement the Tender Offer, the purchase of CSR Shares pursuant to the Tender Offer and all other actions contemplated by the Tender Offer Materials have been obtained;

(c)	each of the Engagement Letter, the Escrow Agreement, the Tender Agency Agreement, this letter and the Option Agreement has been duly authorised, executed, and delivered by the Company and is a valid and binding agreement of the Company, enforceable in accordance with its terms and subject to its conditions;

(d)	the Depositary Agreement remains in full force and effect and no notice has been served thereunder to terminate the same;

(e)	it has sufficient distributable reserves to satisfy the purchase in full by it of the Tendered Shares pursuant to the Option Agreement;

(f)	the Tender Offer Materials, as amended or supplemented, do not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading;

(g)	the purchase of CSR Shares pursuant to the Tender Offer, and the execution and delivery of the Option Agreement and the consummation of the transactions contemplated by the Option Agreement and the Tender Offer Materials will each comply in all material respects with all applicable requirements of law, including any applicable regulation of any governmental agency, authority, or instrumentality, and no material consent, authorisation, approval, order, exemption, or other action of, or filing with, any governmental agency, authority or instrumentality of the United Kingdom or any jurisdiction therein, the United States or any jurisdiction therein or any other jurisdiction is required in connection with the Tender Offer or the consummation by the Company of the transactions contemplated herein or in the Tender Offer Materials other than, any such filings that have been made and remain effective and, following Completion, such appropriate returns and filings as are required to be made with H.M. Revenue & Customs, the Financial Services Authority, Companies House and the U.S. Securities and Exchange Commission or under U.S. State Securities or “Blue Sky” laws;

(h)	the Tender Offer, the purchase of CSR Shares pursuant to the Tender Offer, and the execution and delivery of, and the consummation of the transactions contemplated by, the Option Agreement and the Tender Offer Materials will not (i) conflict with, result in a breach of, or constitute a default under, or result in the imposition of any material lien, charge or encumbrance upon any assets of the Company pursuant to, the articles of association of the Company (or other similar instruments governing their activities), or any material loan or credit agreement, indenture, mortgage, note or other agreement or instrument (including, without limitation, the Depositary Agreement) affecting the Company or to which the Company or any of its subsidiaries is a party or by which any of them or any of their respective properties or assets is or may be bound, or (ii) violate any material order, judgment or decree of any court or government agency, authority or instrumentality of the United Kingdom or any jurisdiction therein, the United States or any jurisdiction therein or any other relevant jurisdiction;

(i)	it has no knowledge of any material fact or information concerning the Company or any of its subsidiaries, or the operations, assets, condition, financial or otherwise, or prospects of the Company or any of its subsidiaries, which is required by applicable law or regulation to be made generally available to the public and which has not been, or is not being, or will not be, made generally available to the public through the Tender Offer Materials or otherwise;

(j)

in connection with the US Offer, the Company has complied, and will continue to comply in all material respects with the applicable provisions of the US Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the applicable rules and regulations thereunder, including, without limitation, to the extent applicable, Sections 10, 13 and 14 of the Exchange Act, Rules 10b-5 and 13e-4 and Regulation 14E thereunder; and

(k)	the Tender Offer is eligible for the Tier II relief provided by Rule 13e-4(i) under the Exchange Act.

OR:

We hereby give notice that, in the reasonable opinion of the Directors of the Company, all of the conditions to the Tender Offer have not been satisfied and, where applicable, any that are capable of waiver will not be waived, and accordingly we do not wish JPMC to proceed with the implementation of the Tender Offer.

Yours faithfully

[Company Secretary]
For and on behalf of CSR PLC

APPENDIX 1

ESCROW AGREEMENT

APPENDIX 2

TENDER AGENCY AGREEMENT